Filed by Medco Health Solutions, Inc. pursuant to Rule 425

under the Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Accredo Health, Incorporated

Subject Company’s Exchange Act File No.: 0-25769

Medco Health Solutions, Inc. 100 Parsons Pond Drive Franklin Lakes, NJ 07417 tel 000 000 0000 fax 000 000 0000 www.medco.com

FINAL APPROVED

Client Letter

February 23, 2005

To

Title

Company

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Dear Client:

Medco has announced some exciting news that promises to enhance our ability to serve you and your members – an agreement to purchase Accredo Health, Incorporated, a leading supplier of specialty pharmacy biopharmaceuticals and services, and a company that has been one of Medco’s close business partners for the past year.

Together, we intend to lead our industry in providing integrated and comprehensive clinical services to patients who require long-term therapy and support for the treatment of complex, chronic diseases. We expect that clients and members will realize considerable benefits from the combination of Accredo’s specialty pharmacy offering with Medco’s services, scale, distribution platform and client base.

The combination of Accredo’s specialty pharmacy expertise with Medco’s growing specialty capability and distribution channel is a natural extension of our existing relationship, and provides strategic and tactical benefits for our clients, members, shareholders and employees.

We recognize that specialty drug costs are an increasing concern, rising at about 20 percent per year — more than twice the rate of spending growth for traditional pharmacy care. We believe the combination of Medco and Accredo will enable you to better manage the cost of providing the highest quality of patient care in this increasingly critical pharmacy healthcare category.

Although we are excited about the enhancements we will be offering in the future, today — whether your members receive traditional medications from Medco or specialty medications from Medco or Accredo — they will continue to receive the same high quality care and coordination of their benefit. There are no immediate changes to any aspect of their service as a result of this announcement. We will continue our standard procedures of notifying members before any prescriptions are dispensed from Accredo. Your members will also continue to have access to clinicians and pharmacists specifically trained in all therapeutic categories, with no charge for expedited deliveries for all prescriptions.

We have always taken great pride in offering a high standard of customer service and award-winning pharmacy excellence and we continue to innovate on the behalf of our clients and members. Accredo embraces this same commitment to patient care, delivering unparalleled service and safety. The acquisition of Accredo will enable us to better manage your pharmacy benefit program and serve your members’ prescription healthcare needs.

Feel free to call me directly should you have any questions, comments or concerns.

Sincerely,

(Group President)

Safe Harbor Statement

This document contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed transaction, expected synergies, anticipated future financial and operating performance and results. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, the companies may be unable to obtain stockholder or regulatory approvals required for the transaction; problems may arise in successfully integrating the businesses of the two companies; the transaction may involve unexpected costs; the combined company may be unable to achieve cost-cutting synergies; the businesses may suffer as a result of uncertainty surrounding the transaction; and the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. This document includes certain non-GAAP financial measures as defined under SEC rules. As required by SEC rules, we have posted our press release, including certain supplemental information, on the Investor Relation’s section of www.medco.com.

Additional Information and Where to Find It

In connection with the proposed transaction, Medco intends to file a registration statement, including a proxy statement of Accredo Health, Incorporated and other materials with the Securities and Exchange Commission (SEC). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about Medco and Accredo, at the SEC’s Internet site (http://www.sec.gov).

These documents also may be accessed and downloaded for free from Medco’s Investor Relations Web site, www.medco.com, or obtained for free by directing a request to Medco Health Solutions, Inc. Investor Relations Department, 100 Parson Pond Drive, F1-6, Franklin Lakes, NJ, 07417. Copies of

Accredo’s filings may be accessed and downloaded for free at Accredo’s Investor Relations Web site, www.accredohealth.net, or obtained for free by directing a request to Accredo Health, Incorporated Investor Relations, 1640 Century Center Parkway, Memphis, TN, 38134.

Medco, Accredo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Accredo stockholders in respect of the proposed transaction. Information regarding Medco’s directors and executive officers is available in Medco’s proxy statement for its 2004 annual meeting of stockholders, dated March 19, 2004, and information regarding Accredo’s directors and executive officers is available in Accredo’s proxy statement, dated Oct. 19, 2004, for its 2004 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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